December 23, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Jeffrey P. Riedler, Esq.
Assistant Director

Re:     Advanced Cell Technology, Inc.
Registration Statement on Form S-1
Filed November 19, 2009 (File No. 333-163202)

Ladies and Gentlemen:

On behalf of Advanced Cell Technology, Inc. (“Advanced Cell” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of December 8, 2009.

Staff comment:

1.
We note that you are registering shares underlying warrants issued or to be issuedto Optimus Capital Partners, LLC.  It is unclear whether the warrants overlyingthe shares you are registering are currently outstanding or if they will be issued when you give notice of the first tranche.  Please revise your disclosure to clarify this point.  Also, please revise your disclosure to explain the business purpose of the exchange of the warrants to be issued with the first tranche for warrants previously issued on November 2, 2009.

Response:

The Warrants overlying the shares are outstanding.

The warrants overlying the shares that are being registered are currently outstanding.   The warrant has been issued and is held by Optimus CG II, Ltd., an affiliate of Optimus Capital Partners, LLC (“Optimus”).  A copy of the issued and outstanding warrant is attached as Exhibit 10.128 to the Registration Statement.  The warrants are only exercisable to the extent that the Company elects to sell shares of non-convertible preferred stock to Optimus, which is contractually obligated, pursuant to the Preferred Stock Purchase Agreement with the Company (the “Purchase Agreement”) to purchase the preferred stock in tranches at the option of the Company (each such closing, a “Tranche”). The Registration Statement has been revised to clarify that the warrants were issued and are outstanding.

The first paragraph of the Warrant provides:  “This Warrant may only be exercised for that number of shares of Common Stock equal to 135% of the cumulative amount of Tranche Purchase Prices under Tranche Exercise Notices delivered prior to the date of exercise.”  In addition, Section 6.3 of the Warrant provides:  “This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional shares of Common Stock shall be given.”

The business purpose of exchanging the warrants to be issued with each Tranche for the warrants originally issued on November 2, 2009, is to enable the Holder to have separate instruments for the vested portion of the warrants, and to allow the parties to more easily track the warrants that are vested.  Rather than being required to track these potential multiple combinations of numbers, the parties believed that it would be simpler to adopt the “replacement” warrant process.  The process is comparable to what happens when a warrant holder exercises only a portion of an existing warrant, or anytime a holder divides a warrant into two or more separate instruments that together represent all of the rights embodied in the original instrument.  For these reasons, we do not believe that the “replacement warrant” should be viewed as a newly issued warrant, but rather as a replacement issued as a substitute for a portion of the previously issued warrant that was surrendered.

The registration statement has been revised to clarify that that warrants overlying the shares to be registered are outstanding and to explain the business purpose for the exchange of the warrants to be issued pursuant to with the first tranche for warrants previously issued on November 2, 2009.

Staff comment:

2.                      We note the following statement on both page 52, the substance of which also appears on page54: “In September 2008, we were ordered by the Circuit Court…for Sarasota County, Florida to settle certain past due accounts payable in the amount of $82,317 due to CEOCast, Inc. for past due investor relations services (emphasis added).”  It appears from publicly available court records that the court did not in fact order a settlement but that the company voluntarily entered into a settlement that was later approved by the court pursuant to a court order.  It appears that the form of payment and the number of shares was determined through your negotiations with Outboard and that the court did not determine the amount of form of payment.  Please revise your disclosure to more clearly describe the sequence of events.  Additionally, to the extent that you had any relationship with Outboard Investments or entered into other transactions with Outboard Investments, either prior to this transaction or subsequent to this transaction, please describe these relationships and/or transactions.

Response:

The registration statement has been revised to clearly describe the sequence of events.  Please see pages 52 and 54. The registration statement has also been revised to disclose that other than with respect to Outboard’s claim for payment and the settlement agreement, the Company has not had and does not have any relationship with Outboard nor has the Company entered into any other transactions with them either prior to or after the claim and settlement agreement. Please see pages 52 and 54.

On behalf of the Company, we confirm that the Company acknowledges that:

	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact me at (212) 981-6772.
Very Truly Yours,

/s/ David B. Manno

  cc: William M. Caldwell, IV, Advanced Cell Technology, Inc.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
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